UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

RADIUS HEALTH, INC.

(Name of Subject Company)

RADIUS HEALTH, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

750469207

(CUSIP Number of Class of Securities)

G. Kelly Martin

President and Chief Executive Officer

Radius Health, Inc.

22 Boston Wharf Road, 7th Floor

Boston, Massachusetts 02210

(617) 551-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Zachary Blume

Marc Rubenstein

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Radius Health, Inc., a Delaware corporation (“Radius” or the “Company”) on July 13, 2022 (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer made by Ginger Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Ginger Acquisition, Inc., a Delaware corporation (“Parent”) jointly owned by Gurnet Point Capital, LLC and Patient Square Capital, to purchase all of the outstanding Shares in exchange for (x) $10.00 per Share, in cash, without interest and less applicable tax withholdings (the “Cash Consideration”), and (y) one contractual contingent value right (a “CVR”) that will represent the right to receive a contingent payment of $1.00 (without interest thereon) upon the achievement of a specified milestone (the Cash Consideration and one CVR, collectively, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 13, 2022 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related form of Letter of Transmittal (together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”). The Offer is described in the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on July 13, 2022, as amended or supplemented from time to time.

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Item 8. Additional Information

Item 8 of the Schedule 14D-9, as amended, is hereby amended and supplemented by inserting the following new subsection before the final subsection entitled “Cautionary Note Regarding Forward-Looking Statements” at the end of such Item 8:

“Final Results of the Offer and Completion of the Merger.

The Offer and withdrawal rights expired as scheduled one minute after 11:59 p.m., Eastern Time, on August 10, 2022. The Depositary has advised Purchaser that 24,813,549 Shares were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 52.1 percent of the Shares outstanding as of the expiration of the Offer.

As of the expiration of the Offer, the number of Shares tendered into the Offer satisfies the Minimum Condition. All other conditions to the Offer having been satisfied or waived, Purchaser accepted for payment, and expects to promptly pay for, all Shares validly tendered into and not withdrawn from the Offer.

As a result of its acceptance of the Shares tendered pursuant to the Offer, Purchaser acquired a sufficient number of Shares to complete the Merger without a vote of the stockholders of Radius pursuant to Section 251(h) of the DGCL. Accordingly, on August 15, 2022, Purchaser expects to effect the Merger pursuant to Section 251(h) of the DGCL, pursuant to which Purchaser will merge with and into the Company, with the Company surviving as a wholly-owned subsidiary of Parent. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (a) Shares owned by Parent, Purchaser, the Company, or by any of their direct or indirect wholly-owned subsidiaries, immediately prior to the Effective Time or (b) Shares owned by any stockholders who have properly and validly demanded their appraisal rights in compliance with Section 262 of the DGCL) will be converted into the right to receive the Offer Price, in accordance with the terms of the Offer, the Merger Agreement and the CVR Agreement.

Following the consummation of the Merger, all Shares will be delisted from the NASDAQ Global Market and deregistered under the Exchange Act.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Radius Health, Inc.

By	/s/ G. Kelly Martin
Name: G. Kelly Martin
Title: Chief Executive Officer

Date: August 11, 2022